SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         BRAUVIN REAL ESTATE FUND L.P. 4
                            (Name of Subject Company)

                              MP VALUE FUND 4, LLC
                              JDF & ASSOCIATES, LLC
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
                 ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.
                   ACCELERATED HIGH YIELD INCOME FUND I, LTD.
                             MORAGA-DEWAAY FUND, LLC
                 ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.
                              MP VALUE FUND 6, LLC
                              MP VALUE FUND 7, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

            Transaction                          Amount of
            Valuation*                           Filing Fee

            $286,800                             $57.36

* For purposes of calculating the filing fee only. Assumes the purchase of 2,390 Units at a purchase price equal to $120 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                    14D-1                   Page 2 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MP VALUE FUND 7, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.7%


10.          Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                      14D-1                 Page 3 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MP VALUE FUND 4, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.7%


10.          Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                      14D-1                 Page 4 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             JDF & ASSOCIATES, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     Texas

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.7%


10.          Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                      14D-1                 Page 5 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.7%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                       14D-1                Page 6 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.7%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                         14D-1              Page 7 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.7%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                       14D-1                Page 8 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INCOME FUND I, LTD.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.7%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                     14D-1                  Page 9 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MORAGA-DEWAAY FUND, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.7%


10.          Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                      14D-1                Page 10 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)              0.7%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                       14D-1               Page 11 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MP VALUE FUND 6, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    67


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             0.7%


10.          Type of Reporting Person (See Instructions)

                     OO

Item 1.      Security and Subject Company.

             (a) This Schedule relates to Units of limited partnership interest (the "Units") in BRAUVIN REAL ESTATE FUND L.P. 4, a Delaware limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 30 N. LaSalle Street, Suite 3100, Chicago, Illinois 60602.

             (b) This Schedule relates to the offer by MP VALUE FUND 4, LLC; JDF & ASSOCIATES, LLC; MACKENZIE PATTERSON SPECIAL FUND, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD INCOME FUND I, LTD.; MORAGA-DEWAAY FUND, LLC; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; MP VALUE FUND 6, LLC; and MP VALUE FUND 7, LLC (collectively the "Purchasers") to purchase up to 2,390 Units at a purchase price equal to $120 per Unit, less the amount of any distributions declared or made with respect to the Units between December 9, 1998 (the "Offer Date") and January 15, 1998 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 9,550 Units issued and outstanding held by approximately 805 Unitholders as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I and the Addendum of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I and the Addendum in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I and the Addendum to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1993, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated December 9, 1998

             (a)(2)  Letter of Transmittal

             (a)(3)  Form of Letter to Unitholders dated December 9, 1998

             (a)(4)  Advertisement

             (b)-(f) Not applicable.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       December 9, 1998

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, General Partner

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

JDF & ASSOCIATES, LLC

By: /s/ J. David Frantz
       J. David Frantz, Manager

ACCELERATED HIGH YIELD INCOME FUND I, LTD.

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA-DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

                                  EXHIBIT INDEX


Exhibit              Description                                           Page

(a)(1)       Offer to Purchase dated December 9, 1998

(a)(2)       Letter of Transmittal

(a)(3)       Form of Letter to Unitholders dated December 9, 1998

(a)(4)       Advertisement

                                 Exhibit (a)(1)